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                            January 5, 2022

       Adam K. Peterson
       Co-Chairman, Co-Chief Executive Officer and Co-President
       Yellowstone Acquisition Co.
       1601 Dodge Street, Suite 330
       Omaha, NE 68102

                                                        Re: Yellowstone
Acquisition Co.
                                                            Revised Preliminary
Proxy Statement on Schedule 14A
                                                            Filed December 23,
2021
                                                            File No. 001-39648

       Dear Mr. Peterson:

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

            After reviewing your response and any amendment you may file in response to these comments, we may have additional comments.

       Revised Preliminary Proxy Statement on Schedule 14A filed December 23,
2021

       Proposal No. 1     The Business Combination Proposal
       Certain Projected Financial Information of Sky, page 132

   1. We note your response to comment 4 indicating that you expect tenants to enter into rental lease terms between
five and ten years based in part on your belief that average tenant leases are longer than
five years. However, on page 171 we note that only three of your current six leases are
for terms of five years or more. Please revise your disclosure as appropriate or advise.
       Certain Relationships and Related Party Transactions, page 202

   2.                                                   We note your amended
disclosure regarding the December 22, 2021 subscription
                                                        agreement between
Boston Omaha and Sky and your discussion on page 29 of the related
 Adam K. Peterson
Yellowstone Acquisition Co.
January 5, 2022
Page 2
         party transaction. Please revise here to include a discussion of this related party transaction.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       You may contact Babette Cooper at 202-551-3396 or Wilson Lee at 202-551-3468 if you
have questions regarding comments on the financial statements and related matters. Please contact Austin Wood at 202-551-5586 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.



FirstName LastNameAdam K. Peterson                              Sincerely,
Comapany NameYellowstone Acquisition Co.
                                                                Division of
Corporation Finance
January 5, 2022 Page 2                                          Office of Real
Estate & Construction
FirstName LastName